PRIMERO COMPLETES OFFER TO REPURCHASE CONVERTIBLE DEBENTURES
(Please note that all dollar amounts in this news release are expressed in U.S. dollars unless otherwise indicated.)

Toronto, Ontario, May 16, 2014 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) announced today it has completed the repurchase of $1.9 million of its $50.0 million convertible senior unsecured debentures due March 31, 2016 (the "Debentures"). This represents 3.8% of the outstanding aggregate principal amount of the Debentures, pursuant to its offer to repurchase the Debentures announced on April 4, 2014. The repurchased Debentures have been cancelled and $48.1 million remain outstanding.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com